1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

March 14, 2025

VIA EDGAR

Kenneth Ellington

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Equity Series, File No. 811-22375

(the “Registrant” and each series thereof, a “Fund”)

Dear Mr. Ellington:

In a telephone conversation with me and Elise Kletz of Dechert LLP, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comment on the most recent annual report for the Registrant following a review of the Registrant’s recent filing.1 A summary of the Staff’s comment, along with the Registrant’s response, is set forth below.

Comment 1:  For all ETFs, please explain why each fund does not disclose prominently on its website the table showing the number of days the ETF shares traded at a premium or discount during the most recently completed calendar year and the most recently completed calendar quarters since that year (or the life of the ETF, if shorter). See Rule 6c-11(c)(iii) under the 1940 Act.

Response:   As discussed and confirmed with you during our telephone conversation, the Registrant confirms that, per Rule 6c-11(c)(iii) under the 1940 Act, each ETF discloses on its website the table showing the number of days the ETF shares traded at a premium or discount during the most recently completed calendar year and the most recently completed calendar quarters since that year (or the life of the ETF, if shorter).

*      *     *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 if you wish to discuss this correspondence further.

[1]	The PIMCO Equity Series’ most recent annual filing on Form N-CSR, for the period ending June 30, 2024, was filed on September 4, 2024.

Kenneth Ellington March 14, 2025 Page 2

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Ryan Leshaw, Pacific Investment Management Company LLC

Timothy Bekkers, Pacific Investment Management Company LLC

Sonia Bui, Pacific Investment Management Company LLC

Jaime Dinan, Pacific Investment Management Company LLC